LETTERHEAD OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA


 Allianz Life Insurance Company of North America
 5701 Golden Hills Drive
 Minneapolis, MN  55416-1297

 Stewart D. Gregg
 Senior Securities Counsel
 Corporate Legal
 Telephone:  763-765-2913
 Telefax:    763-765-6355
 stewart.gregg@allianzlife.com

April 14, 2009

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, D.C. 20549

RE:  Allianz Life Insurance Company of North America
     Allianz Life Variable Account B (File No. 811-05618)
     Registration Statement Nos. 333-139701 and 333-145866 on Form N-4 Post-Effective Amendment No. 15 and No. 8

Dear Sir/Madam:

The Registrant hereby requests acceleration of the effective date of the above captioned post-effective amendments to the Registration Statements and request that said amendments become effective on April 27, 2009 after the filing of such post-effective amendments.

The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,

Allianz Life Variable Account B
Allianz Life Insurance Company of North America



/s/ Stewart D. Gregg
-----------------------------------------
Stewart D. Gregg
Senior Securities Counsel


Allianz Life Financial Services, LLC
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

Robert DeChellis
President & CEO
Telephone:  763-765-6840

April 14, 2009

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, D.C. 20549

RE:  Allianz Life Insurance Company of North America
     Allianz Life Variable Account B (File No. 811-05618)
     Registration Statement Nos. 333-139701 and 333-145866 on Form N-4 Post-Effective Amendment No. 15 and No. 8

     Allianz Life Insurance Company of New York
     Allianz Life of NY Variable Account C (File No. 811-05716)
     Registration Statement No. 333-143195 on Form N-4
     Post Effective Amendment No. 10

Dear Sir/Madam:

Allianz Life Financial Services, LLC, as principal underwriter for the above-referenced Registrants, joins the Registrants in their request to accelerate the effective date of the above captioned post-effective-amendments to the Registration Statements and request that said amendments become effective on April 27, 2009, after the filing of such post-effective amendments.

The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Allianz Life Financial Services, LLC



/s/ Robert DeChellis
---------------------------------------
Robert DeChellis
President & CEO